SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 2)*

SPRINT NEXTEL CORPORATION

(Name of Issuer)

Series 1 Common Stock, par value $2.00 per share

(Title of Class of Securities)

852061100

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo 100-6529 Japan 011-81-3-3214-6522	Robert S. Townsend, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

June 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP 852061100	Page 2 of 12

(1)	Name of reporting person: SoftBank Corp.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 590,476,190**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 590,476,190**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: HC, CO

*	As more fully described in Item 4 to this Schedule 13D (this “Schedule 13D”), on October 15, 2012, Sprint Nextel Corporation (“Sprint”) and Starburst II, Inc., an indirect subsidiary of SoftBank Corp. entered into a Bond Purchase Agreement, incorporated by reference as Exhibit 99.3 hereto (the “Original Bond Purchase Agreement”), as amended by the First Amendment to Bond Purchase Agreement dated as of June 10, 2013, incorporated by reference as Exhibit 99.7 hereto (the “First BPA Amendment”, and the Original Bond Purchase Agreement as amended by the First BPA Amendment, the “Bond Purchase Agreement”), each of which are defined and more fully described in Item 4 to this Schedule 13D.
**

As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by virtue of the Agreement and Plan of Merger, dated as of October 15, 2012, and incorporated by reference as Exhibit 99.2 hereto (the “Original Merger Agreement”), as amended by the First Amendment to Agreement and Plan of Merger, dated as of November 29, 2012, incorporated by reference as Exhibit 99.4 hereto (the “First MA Amendment”), the Second MA Amendment to Agreement and Plan of Merger dated as of April 12, 2013, incorporated by reference as Exhibit 99.5 hereto (the “Second MA Amendment”) and the Third Amendment to Agreement and Plan of Merger dated as of June 10, 2013, incorporated by reference as

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Exhibit 99.6 hereto (the “Third MA Amendment”), and the Original Merger Agreement as amended by the First MA Amendment, the Second MA Amendment and the Third MA Amendment, the “Merger Agreement”), and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Series 1 common stock of Sprint, par value $2.00 per share (“Sprint Common Stock”), as more fully described in Items 4 and 5 of this Schedule 13D. The percent of class information set forth in Item 13 of the table above is based on the outstanding shares Sprint Common Stock as of June 7, 2013.

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(1)	Name of reporting person: Starburst I, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 590,476,190**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 590,476,190**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: HC, CO

**	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of the Merger Agreement and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Sprint Common Stock, as more fully described in Items 4 and 5 of this Schedule 13D. The percent of class information set forth in Item 13 of the table above is based on the outstanding shares of Sprint Common Stock as of June 7, 2013.

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(1)	Name of reporting person: Starburst II, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 590,476,190**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 590,476,190**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: HC, CO

*	SoftBank Corp. provided the funds for the acquisition of the Bond (as defined in the Bond Purchase Agreement).
**	As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of the Merger Agreement and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Sprint Common Stock, as more fully described in Items 4 and 5 of this Schedule 13D. The percent of class information set forth in Item 13 of the table above is based on the outstanding shares of Sprint Common Stock as of June 7, 2013.

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(1)	Name of reporting person: Starburst III, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kansas
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: CO

**	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of the Merger Agreement and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Sprint Common Stock, as more fully described in Items 4 and 5 of this Schedule 13D. The percent of class information set forth in Item 13 of the table above is based on the outstanding shares of Sprint Common Stock as of June 7, 2013.

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EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) is being jointly filed on behalf of SoftBank Corp., a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation (“HoldCo”), Starburst II, Inc., a Delaware corporation (“Parent”), and Starburst III, Inc., a Kansas corporation (“Merger Sub”, and together with SoftBank, HoldCo and Parent, the “Reporting Persons”, and each a “Reporting Person”), and amends the Statement on Schedule 13D filed on October 25, 2012, as amended on April 22, 2013 (the “Statement”), which relates to the Sprint Common Stock, of Sprint. This Amendment is being filed to reflect the Third Amendment to Agreement and Plan of Merger, dated as of June 10, 2013, entered into among SoftBank, HoldCo, Parent, Merger Sub and Sprint, which amended the Agreement and Plan of Merger, dated as of October 15, 2012, entered into among such parties, and the First Amendment to Bond Purchase Agreement, dated as of June 10, 2013, entered into between Parent and Sprint, which amended the Bond Purchase Agreement, dated as of October 15, 2012, entered into between such parties.

Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement.

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Item 4. Purpose of Transaction.

The first three paragraphs of the section “Merger Agreement” of Item 4 of the Statement are hereby amended and restated in their entirety to read as follows:

On October 15, 2012, Sprint entered into an Agreement and Plan of Merger with SoftBank, HoldCo, Parent and Merger Sub (such agreement, as amended as of November 29, 2012, April 12, 2013 and June 10, 2013, the “Merger Agreement”), pursuant to which, at the effective time (the “Effective Time”) of the Merger (as defined below), Merger Sub will merge with and into Sprint, with Sprint surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Upon consummation of the Merger, Parent will be renamed Sprint Corporation.

Pursuant to the Merger Agreement and upon the terms and subject to the conditions described therein, each outstanding share of Sprint Common Stock, other than shares of Sprint Common Stock cancelled and retired at the Effective Time, Sprint Common Stock held by Parent and Dissenting Shares (as defined in the Merger Agreement), will be converted at the Effective Time into either (i) with respect to shares of Sprint Common Stock for which an election to receive cash has been effectively made, or for which no election to receive cash or common stock, $0.01 par value per share, of Parent (“Parent Common Stock”) has been effectively made, subject in each case to the election and allocation procedures in the Merger Agreement, cash in an amount equal to $7.65 (subject to proration), and (ii) with respect to shares of Sprint Common Stock for which an election to receive Parent Common Stock has been effectively made, one share of Parent Common Stock (subject to proration) (collectively, the “Merger Consideration”). Immediately following the Merger, subject to the terms of the Merger Agreement, it is expected that HoldCo will hold shares of Parent Common Stock representing approximately 77.667% of the fully-diluted equity of Parent (excluding shares of Parent Common Stock issuable upon exercise of the warrant contemplated by the Warrant Agreement discussed below), and the former stockholders and other former equityholders of Sprint will hold, collectively, shares of Parent Common Stock and other equity securities of Parent collectively representing approximately 22.333% of the fully-diluted equity of Parent (excluding shares of Parent Common Stock issuable upon exercise of the warrant contemplated by the Warrant Agreement discussed below).

At or prior to the Effective Time, SoftBank will cause HoldCo (i) to contribute to Parent not less than $18.54 billion (of which amount $16.64 billion will be paid to Sprint’s stockholders as part of the Merger Consideration and $1.9 billion will remain in the cash balances of Parent following the Effective Time) and (ii) to enter into a Warrant Agreement with Parent substantially in the form attached to the Merger Agreement (the “Warrant Agreement”). Pursuant to the Warrant Agreement, for a period of five years after the Effective Time, HoldCo will have the right to purchase up to 54,579,924 shares of Parent Common Stock for a price of $5.25 per share.

The sixth paragraph of the section “Merger Agreement” of Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

The Merger Agreement contains certain termination rights for both Sprint and Parent. Upon termination of the Merger Agreement, under specified circumstances (including in connection with a superior offer), Sprint may be required to pay a termination fee of $800 million to Parent. In addition, if the Merger Agreement is terminated because Sprint’s stockholders do not approve and adopt the Merger Agreement, and prior to such termination certain triggering events described in the Merger Agreement have not occurred, then Sprint may be required to reimburse Parent for its fees and expenses incurred in connection with the Merger Agreement up to $200 million. Upon termination of the Merger Agreement, under specified circumstances (including failure of Parent to obtain financing), Parent may be required to pay a reverse termination fee of $600 million to Sprint.

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In addition, the section “Merger Agreement” of Item 4 of the Statement is hereby further amended to add the following paragraphs:

The Merger Agreement provides that Sprint’s special stockholders’ meeting will be held on June 12, 2013, and immediately adjourned until June 25, 2013, except that if Sprint has not received proxies representing the requisite vote at a special stockholders’ meeting, Sprint will cause the meeting to be postponed or adjourned to a date that is the sooner of (i) ten business days after the date of such meeting or (ii) two business days prior to October 15, 2013, or on such other date as Parent and Sprint may mutually agree.

The Merger Agreement contains provisions prohibiting Sprint from seeking an alternative acquisition transaction and requiring Sprint to notify SoftBank of any inquiries, requests, proposals or offers relating to or for any such alternative acquisition transactions. The Merger Agreement does not, however, prohibit Sprint from considering and potentially recommending to its stockholders, or terminating the Merger Agreement and entering into an agreement with respect to, an unsolicited, bona fide written “superior offer” from a third party under the circumstances described in, and subject to Sprint’s compliance with the terms of, the Merger Agreement. In order for a written offer to be considered a “superior offer,” Sprint’s board of directors (or a committee thereof) must, prior to 11:59 p.m., New York City time, on June 18, 2013, determine that such written offer is a “superior offer,” determine that a failure to withdraw or modify its recommendation for the Merger would be reasonably likely to constitute a breach of its fiduciary duties to stockholders under applicable law and give written notice of those determinations to Parent.

The Merger Agreement contains detailed provisions that entitle Sprint or SoftBank to terminate the Merger Agreement under certain enumerated circumstances, provided that Sprint’s ability to terminate the Merger Agreement in connection with a determination that an alternative acquisition transaction constitutes a superior offer is limited to such terminations that occur prior to the earlier of (i) the adoption of the Merger Agreement by the required vote or (ii) 11:59 p.m. New York City time on June 25, 2013.

In connection with entry into the amendment to the Merger Agreement, dated June 10, 2013, Sprint will also adopt a rights plan, and has agreed under the Merger Agreement to certain covenants regarding the rights plan, including to make certain determinations and take certain actions to ensure that under the rights plan SoftBank and its affiliates are not deemed to become acquiring persons.

The first paragraph of the section “Bond Purchase Agreement” of Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

In connection with the Merger Agreement, on October 15, 2012, Parent entered into a Bond Purchase Agreement (such agreement, as amended as of June 10, 2013, the “Bond Purchase Agreement”) with Sprint pursuant to which Parent agreed to purchase from Sprint a Bond (the “Bond”) in the principal amount of $3.1 billion. The Bond is convertible, subject to the provisions of the Bond Purchase Agreement, into an aggregate of 590,476,190 shares of Sprint Common Stock, or approximately 19.65% of the current outstanding shares of Sprint Common Stock (pre-conversion), subject to adjustment in accordance with the terms of the Bond Purchase Agreement. If not earlier converted, principal and any accrued but unpaid interest under the Bond will be due and payable on October 15, 2019. The principal balance of the Bond will bear interest at 1.0% per annum, with interest payable semi-annually in arrears on April 15 and October 15, beginning on April 15, 2013.

In addition, the section “Bond Purchase Agreement” of Item 4 of the Statement is hereby further amended to add the following paragraphs:

Sprint has agreed, and Parent has agreed for itself and for HoldCo, Parent and Merger Sub (the “SoftBank Entities”), that until the earliest of (i) the termination of the Bond Purchase Agreement, (ii) Parent no longer holds more than 5% of Sprint Common Stock (or a portion of the Bond convertible into more than 5% of Sprint Common Stock) or (iii) termination of the Merger Agreement (except for a termination of the Merger Agreement by Sprint as a result of certain breaches of representations, warranties, covenants or agreements by a SoftBank Entity), except with respect to the consummation of the Merger and in certain other circumstances provided in the Bond Purchase Agreement, it will not interact with any third party to effect certain transactions involving Sprint.

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The Bond issued under the Bond Purchase Agreement provides that in the event of a “qualifying termination event,” Parent has the right, at its option, to deliver Sprint a notice to suspend its rights to convert the Bond into Sprint Common Stock and instead require Sprint (or any successor thereto) to pay Parent, on the “make whole payment time” an amount equal to the sum of (a) the principal amount of the Bond, plus (b) all accrued and unpaid interest on the Bond through the date of payment, plus (c) the “net share value.” The sum of the amounts in clauses (a), plus (b), plus (c) is referred to as the “make whole put amount.”

In the event (1) that the “qualifying agreement” is terminated or (2) the transaction contemplated by such qualifying agreement is otherwise not consummated for any reason by June 10, 2014 (and in the case of this clause (2) Parent has delivered a written notice after June 10, 2014 to Sprint revoking its notice to receive the make whole put amount), then the notice will be deemed automatically withdrawn as of the date of such termination (in the case of clause 1) or receipt of such written notice from Parent (in the case of clause 2), as applicable, and (2) the suspension of Parent’s right to convert the Bond described above will be terminated Parent will again have its full rights under the Bond Purchase Agreement to convert the Bond as if the notice had never been delivered by Parent. In addition, except for the suspension of Parent’s right to convert the bond, the delivery of the notice will have no effect whatsoever on the rights or powers of Parent under the Bond Purchase Agreement.

Any reference to the Merger Agreement in this Schedule 13D includes the amendments to the Merger Agreement entered into as of November 29, 2012, April 12, 2013 and June 10, 2013, and any reference to the Bond Purchase Agreement in this Schedule 13D includes the amendment to the Bond Purchase agreement entered into as of June 10, 2013.

The foregoing summary of certain provisions of the Merger Agreement and the Bond Purchase Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are incorporated by reference as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 to this Schedule 13D, and are incorporated into Item 4 of this Schedule 13D by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibits:

99.6	Third Amendment to Agreement and Plan of Merger, dated as of June 10, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed June 11, 2013) (File No. 001-04721).

99.7	First Amendment to Bond Purchase Agreement, dated as of June 10, 2013, by and between Sprint Nextel Corporation and Starburst II, Inc. (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed June 11, 2013) (File No. 001-04721).

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2013

SOFTBANK CORP.

By	/s/ Masayoshi Son
Name:	Masayoshi Son
Title:	Chairman & CEO

STARBURST I, INC.

By	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

STARBURST II, INC.

By	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

STARBURST III, INC.

By	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

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EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement dated as of October 25, 2012 by and among SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (previously filed with the Statement on Schedule 13D, dated October 15, 2012) (File No. 005-41991).

99.2	Agreement and Plan of Merger dated as of October 15, 2012 by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed October 15, 2012) (File No. 001-04721).

99.3	Bond Purchase Agreement dated as of October 15, 2012 by and between Sprint Nextel Corporation and Starburst II, Inc. (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed October 15, 2012) (File No. 001-04721).

99.4	First Amendment to Agreement and Plan of Merger, dated as of November 29, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to pages Annex A - 132 to Annex A - 133 of Annex A to the proxy statement-prospectus that forms a part of the Registration Statement on Form S-4 filed May 1, 2013) (File No. 333-186448).

99.5	Second Amendment to Agreement and Plan of Merger, dated as of April 12, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to pages Annex A - 134 to Annex A - 139 of Annex A to the proxy statement-prospectus that forms a part of the Registration Statement on Form S-4 filed May 1, 2013) (File No. 333-186448).

99.6	Third Amendment to Agreement and Plan of Merger, dated as of June 10, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Starburst II, Inc.’s Current Report on Form 8-K filed June 11, 2013).

99.7	First Amendment to Bond Purchase Agreement, dated as of June 10, 2013, by and between Sprint Nextel Corporation and Starburst II, Inc. (incorporated herein by reference to Exhibit 10.1 of Starburst II, Inc.’s Current Report on Form 8-K filed June 11, 2013).